Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, MA 01730

June 14, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski Justin Dobbie Rolf Sunderwall Jim Rosenberg

Re:	Stoke Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-231700) originally filed May 23, 2019, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38938) filed June 11, 2019

Requested Date: June 18, 2019

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Stoke Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415)-875-2420.

* * *

Sincerely,
STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

cc:	Edward M. Kaye, Chief Executive Officer

Stoke Therapeutics, Inc.

Robert A. Freedman, Esq.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]